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                        VIMPELCOM BOARD FAILS TO APPROVE
                     UKRAINIAN ACQUISITION BY SUPER-MAJORITY
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Moscow  and  New  York   (April   22,   2005)  -  Open   Joint   Stock   Company
"Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP), today announced that five of the nine members of the Company's board of directors voted in favor of the acquisition of CJSC "Ukranian Radiosystems", a wireless telecommunications operator in Ukraine that operates under the Wellcom brand name. However, VimpelCom's charter requires eight out of the nine board members to approve the acquisition. The request from Eco Telecom Limited to convene an extraordinary general shareholders meeting to vote on the acquisition and other items was withdrawn.

VimpelCom is a leading provider of telecommunications services in Russia and Kazakhstan, operating under the "Beeline" brand in Russia and "K-mobile" and "EXCESS" brands in Kazakhstan. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP".


For more information, please contact:

Valery Goldin                                       Ian Bailey/Michael Polyviou
VimpelCom (Moscow)                                  Financial Dynamics
Tel: 7(095) 974-5888                                Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com                    mpolyviou@fd-us.com